RADICA GAMES LIMITED
                       REPORTS RECORD FOURTH QUARTER AND
                              FISCAL YEAR RESULTS
FOR IMMEDIATE RELEASE                             CONTACT: PATRICK S. FEELY
December 17, 1997                                          PRESIDENT & COO
(LOS ANGELES, CALIFORNIA)
                                                           (626) 744 1150

                                                           DAVID C.W. HOWELL
                                                           EXECUTIVE V.P. & CFO
                                                           (HONG KONG)
                                                           (852) 2688 4201

(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today record results for the fourth quarter and the fiscal year ended October 31, 1997.

The Company reported an after tax profit of $29.6 million or $1.36 per share for the year ended October 31, 1997, versus $1.5 million or $0.07 per share in the prior year. After tax profit for the fourth quarter ended October 31, 1997, was $17.6 million or $0.79 per share versus $4.2 million or $0.21 per share in the fourth quarter of 1996.

Total revenues for the year ended October 31, 1997, were $87.8 million, increasing 84.8% from $47.5 million for the same period last year. Quarterly revenues for the fourth quarter of fiscal 1997 were $40.4 million, increasing 78.8% from $22.6 million for the same quarter last year.

The sales increases for both the fourth quarter and the fiscal year were the result of a strong demand for several of the Company's products, particularly continuing products such as Bass Fishin'(TM), Solitaire and King Pin Bowling. Recent product introductions also had a major positive effect on fourth quarter sales, including Deep Sea Fishin'(TM), Lunker Bass Fishin'(TM), Night Vision Sub Assault(TM) and Night Vision Tank Assault(TM).

Sales growth occurred both in the U.S. market and other worldwide markets. U.S. sales for the quarter grew by 70.1% to $26.2 million and full year sales grew by 74.2% to $57.5 million, while other worldwide markets grew by 442.9% to $7.6 million in the quarter and by 366.7% to $14 million for the year. Japan, other Asian countries and Canada were the leading contributors to that growth.

The Company's OEM (original equipment manufacturing) business also grew significantly in the quarter and full year. Quarterly OEM sales grew by 13.8% to $6.6 million and fiscal year OEM sales grew by 41.7% to $16.3 million. The Company manufactures products for the Hasbro Games Group, which are sold by Hasbro, Milton Bradley and Parker Brothers throughout the world.

The gross profit for fiscal year 1997 was $46.9 million compared to $16.8 million for fiscal 1996, an increase of 179.2%. The gross margin for the year was 53.4% compared to 35.4% for fiscal year 1996. The gross profit for the fourth quarter increased by $14 million to $24.3 million from $10.3 million in the fourth quarter of 1996 and the gross margin for the fourth quarter was 60.1% compared to 45.6% for the same quarter last year.

The increase in gross margin was due to higher sales volume of current and new product at historic margin levels relative to sales of low margin promotional product and OEM production. In addition, approximately 3.6% of the year end margin or $3.2 million and 3.7% of the fourth quarter margin or $1.5 million were as a result of sales of product which had previously been written off.

"We are pleased with the continued strength of our Bass Fishin'(TM) product and with the successful launch of our new Deep Sea Fishin'(TM), Lunker Bass(TM) and Night Vision games, Sub Assault(TM) and Tank Assault(TM)," said Bob Davids, CEO. "Consumer demand in the handheld game category seems particularly strong this Fall, which is a positive indicator for next year."

"Our OEM business with the Hasbro Games Group continues to thrive and in fiscal 1998 we expect to build seven new products for Hasbro to add to the existing line of handheld electronic versions of their well-known games. The new products will include Trivial Pursuit(TM) which will start to ship in the first quarter of fiscal 1998. Although OEM business provides low margins, it fills plant capacity and allows flexibility in balancing our workforce," said Davids.

"It is also extremely gratifying that the skill, dedication and teamwork of our employees has paid off allowing us to give our shareholders a significant improvement in profit this year," added Davids.

Davids also stated that the previously announced expansion of the factory was on track with ground-breaking taking place at the end of November. It was also noted that the Company had 2,485 staff and workers in China at the end of November 1997 compared to 1,223 at the end of November 1996.

The Company also announced that it is pleased with the response of retail customers to its new products for Spring of 1998. The Company plans to introduce eight new products for initial shipment in December and January, including two new fishing products - Junior Bass Fishin'(TM) for the younger fishermen and a mass-market edition of Lunker Bass Fishin'(TM), which is an advanced fishing game that was shipped only to the department store and specialty trade this Fall. A series of three low-priced casino games, Pocket Poker(TM), Pocket Blackjack(TM) and Pocket Slot(TM), and two multiple game casino products, Player's Choice Poker(TM) and Player's Choice Blackjack(TM), were also introduced for Spring. Additionally, a new backlit solitaire game called Solitaire Lite(TM) was added to the Spring line-up. The Company said that it plans to publicly unveil its product line for Fall of 1998 in early January at the various toy shows around the world. Included in this product line will be a product incorporating the NASCAR(r) license, which was announced earlier this month, plus six other new products.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1996, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business - Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and table top games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".

                                   -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                                        TWELVE MONTHS ENDED                     THREE MONTHS ENDED
 except per share data)                                              OCTOBER 31,                             OCTOBER 31,
                                                                 ------------------                      --------------------
                                                                    1997           1996*                    1997           1996*
                                                                    ----           ----                     ----           ----
REVENUES:
                                                                 (unaudited)                             (unaudited)    (unaudited)
Net sales                                                        $   87,760     $    47,535              $   40,385     $   22,576
Cost of sales                                                       (40,888)        (30,696)                (16,082)       (12,269)
                                                                ----------      ----------               ----------     ----------
Gross profit                                                         46,872          16,839                  24,303         10,307
                                                                ----------      ----------               ----------     ----------

OPERATING EXPENSES:
Selling, general and administrative expenses                        (14,403)        (11,752)                 (6,068)        (5,149)
Research and development                                             (2,099)         (1,699)                   (807)          (472)
Depreciation and amortization                                        (2,278)         (1,594)                   (435)          (452)
                                                                ----------      ----------               ----------     ----------

Total operating expenses                                            (18,780)        (15,045)                 (7,310)        (6,073)
                                                                ----------      ----------               ----------     ----------
OPERATING INCOME FROM CONTINUING OPERATIONS                          28,092           1,794                  16,993          4,234

OTHER INCOME                                                            915             748                     413             22

SHARE OF LOSS OF AFFILIATED COMPANY                                    (141)              -                     (80)             -

NET INTEREST INCOME (EXPENSE)                                           913            (165)                    382             (41)
                                                                ----------      ----------               ----------     ----------
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND UNUSUAL ITEM                               29,779           2,377                  17,708          4,215

UNUSUAL ITEM                                                              -             709                       -              -
                                                                ----------      ----------               ----------     ----------
INCOME FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES                                     29,779           3,086                  17,708          4,215

(PROVISION) CREDIT FOR INCOME TAXES                                    (193)            120                    (108)            29
                                                                ----------      ----------               ----------     ----------
INCOME FROM CONTINUING
  OPERATIONS AFTER INCOME TAXES                                      29,586           3,206                  17,600          4,244

DISCONTINUED OPERATION:
  LOSS FROM OPERATION OF PUB POKER BUSINESS
  (LESS APPLICABLE INCOME TAX BENEFIT)                                   -           (1,712)                      -              -
                                                                ----------      -----------              -----------     ----------
NET INCOME                                                         $29,586          $ 1,494                 $17,600        $ 4,244
                                                                ==========      ===========              ===========     ==========
EARNINGS PER SHARE - PRIMARY:
Income from continuing operations                                  $  1.36          $ 0.15                  $  0.79        $  0.21
Effect of discontinued operation                                      -              (0.08)                    -              -

Net earnings per share and common stock equivalents                $  1.36          $ 0.07                  $  0.79        $   .21
                                                                ==========      ===========              ===========     ==========
Average number of shares
  and common stock equivalents outstanding                      21,798,013      21,439,452               22,228,449     20,680,000
                                                                ==========      ===========              ===========     ==========
EARNINGS PER SHARE - ASSUMING FULL DILUTION:
Income from continuing operations                               $     1.34      $     0.15               $     0.79     $     0.21
Effect of discontinued operation                                      -              (0.08)                    -              -

Net earnings per share and common stock equivalents             $     1.34      $     0.07               $     0.79     $     0.21
                                                                ==========      ===========              ===========     ==========

Average number of shares
  and common stock equivalents outstanding                      22,112,317      21,439,452               22,310,313     20,680,000
                                                                ==========      ===========              ===========     ==========

* Restated to conform with 1997 presentation.


                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                  OCTOBER 31,
                                                                        ---------------------------
                                                                           1997              1996
                                                                        -----------        --------
                                                                        (unaudited)
(US Dollars in thousands except share data)

CURRENT ASSETS:
Cash and cash equivalents                                               $  33,504          $  8,527
Short-term investments                                                      2,050                77
Accounts receivable, net of allowances for doubtful
  accounts of $908 in 1997and $234 in 1996 and estimated
  customer returns of $2,327 in 1997 and $817 in 1996                      18,740             9,624
Inventories, net of provision of $3,479 in 1997 and
  $8,419 in 1996                                                           11,741            10,984
Prepaid expenses and other current assets                                     681               547
                                                                          -------            ------

     Total current assets                                                  66,716            29,759
                                                                          -------            ------

INVESTMENT IN AFFILIATED COMPANY                                              194               -
                                                                          -------            ------

PROPERTY, PLANT AND EQUIPMENT, NET                                         12,539            12,937
                                                                          -------            ------

DEFERRED INCOME TAXES                                                        -                   29
                                                                          -------            ------

     Total assets                                                        $ 79,449          $ 42,725
                                                                          =======            ======


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                             -                  99
Accounts payable                                                           10,370             5,535
Accrued payroll and employee benefits                                       1,249               686
Accrued expenses                                                            5,945             4,547
Income taxes payable                                                         213                 45
Deferred income taxes                                                         79                 -
                                                                          -------            ------

     Total current liabilities                                             17,856            10,912
                                                                          -------            ------
SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  20,860,200 shares outstanding (20,680,000 at Oct. 31, 1996)                 209               207
Additional paid-in capital                                                 28,589             28,371
Retained earnings                                                          32,800              3,214
Cumulative translation adjustment                                              (5)                21
                                                                          -------             ------
    Total shareholders' equity                                             61,593             31,813
                                                                          -------             ------
       Total liabilities and shareholders' equity                       $  79,449           $ 42,725
                                                                          -------             ------
